SECURITIES AND EXCHANGE COMMISSION

                             Washington, D. C. 20549

                                  SCHEDULE l3D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*

                             RESEARCH MEDICAL, INC.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                    761004100
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                                 (CUSIP Number)

                                                     with a copy to:
Krista L. Ward                                       George J. Mazin
Stark Investments                                    Lowenstein, Sandler, Kohl,
1500 West Market Street                                Fisher & Boylan, P.A.
Mequon, WI 53092                                     65 Livingston Avenue
(414) 241-1810                                       Roseland, New Jersey  07068
                                                     (201) 992-8700
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                       (Name, Address and Telephone Number
                         of Person Authorized to Receive
                           Notices and Communications)

                                December 31, 1996
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                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule l3d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                               CUSIP NO. 761004100
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1)  Names of Reporting Persons (S.S. or I.R.S. Identification Nos. of Above
    Persons):
    Michael A. Roth and Brian J. Stark (filing as joint filers pursuant to Rule 13(d)1(f)(1))

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2)  Check the Appropriate Box if a Member of a Group (See Instructions):

    (a)     Not
    (b)     Applicable

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3)  SEC Use Only

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4)  Source of Funds (See Instructions):WC

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5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
    or 2(e):
                                 Not Applicable

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6)  Citizenship or Place of Organization:

                Wisconsin

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    Number of           7)   Sole Voting Power:                             0
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    Shares Beneficially 8)   Shared Voting Power:                     633,800 *
                        --------------------------------------------------------
    Owned by
    Each Reporting      9)   Sole Dispositive Power:                          0
                        --------------------------------------------------------
    Person   With:     10)   Shared Dispositive Power:                 633,800 *
                       ---------------------------------------------------------

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11)  Aggregate Amount Beneficially Owned by Each Reporting Person:

                * 633,800

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12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions):
                                  Not Applicable

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13)  Percent of Class Represented by Amount in Row (11):

                * 6.58

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14)  Type of Reporting Person (See Instructions):           IN

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*       Includes  213,819  Shares  beneficially  owned by  Reliant  Trading  and
        419,981 Shares beneficially owned by Shepherd Trading Limited. See Item 2 and Item 5 for additional details.


Item 1: Security and Issuer:

This statement relates to the Common Stock of Research Medical, Inc. ("Shares"). The issuer has principal executive offices located at 6864 South 300 West, Salt Lake City, Utah 84047.

Item 2: Identity and Background

1.
         a)       Name: Brian J. Stark
         b)       Residence or Business Address: 1500 West Market Street
                                                 Mequon, WI 53092
         c)       Occupation:      Investment Fund Manager
                                   Staro Asset Management, L.L.C., Stark & Roth,
                                      Inc., Staro Partners
                                   1500 West Market Street
                                   Mequon, WI 53092
         d)       Convictions: none
         e)       Civil Proceedings: none
         f)       Citizenship: United States

2.
         a)       Name:             Michael A. Roth
         b)       Residence or Business Address: 1500 West Market Street
                                                 Mequon, WI 53092
         c)       Occupation:       Investment Fund Manager
                                    Staro Asset Management, L.L.C.,
                                    Stark & Roth, Inc., Staro Partners
                                    1500 West Market Street
                                    Mequon, WI 53092
         d)       Convictions: none
         e)       Civil Proceedings: none
         f)       Citizenship: United States

3.
         a)       Name: Staro Partners
         b)       State of Organization: Wisconsin
         c)       Principal Business: Securities Trading
         d)       Address of principal business: 1500 West Market Street
                                                 Mequon, WI 53092
         e)       Address of Principal Office: same
         f)       Convictions: none
         g)       Civil proceedings: none

4.
         a)       Name: Reliant Trading
         b)       State of Organization: Wisconsin
         c)       Principal Business: Securities Trading
         d)       Address of principal business: 1500 West Market Street
                                                 Mequon, WI 53092
         e)       Address of Principal Office: same
         f)       Convictions: none
         g)       Civil proceedings: none

5.
         a)       Name: Shepherd Trading Limited
         b)       State of Organization: British Virgin Islands
         c)       Principal Business: Securities Trading
                  Address of principal business: c/o International Fund
                                                 Administration, Ltd.
                                                 48 Par-La Ville Road, Suite 464
                                                 Hamilton, HM 11 Bermuda

         d)       Address of Principal Office: same
         e)       Convictions: none
         f)       Civil proceedings: none

Item 3:  Source and Amount of Funds or Other Consideration

         All funds used by Reliant Trading to purchase Shares acquired by Reliant Trading, were obtained from the capital contributed by the limited partners of Stark Investments, L.P. and general margin financing to Reliant Trading from brokers. The amount of funds used in making the purchases was $4,896,136.08. The funds used by Shepherd Trading Limited to purchase the Shares acquired by Shepherd Trading Limited were obtained from the capital contributed by the shareholders of Shepherd Fund Limited. The amount of funds used in making the purchase was $9,598,734.88.

Item 4:  Purpose of Transaction

         The acquisition of the Shares by Reliant Trading and by Shepherd Trading Limited are solely for investment purposes. Further acquisitions, sales or short sales of securities of the Issuer may be made for investment purposes, however, neither reporting person has present plans or intentions which relate to or would result in any of the transactions required to be described in Item 4 of Schedule 13D.

Item 5:  Interest in Securities of the Issuer

         Based upon the information contained in Research Medical, Inc.'s quarterly report on Form 10-Q for the quarterly period ending September 30, 1996, there were issued and outstanding 9,628,706 Shares. Messrs. Stark and Roth beneficially own 633,800 Shares or 6.58% of the Shares. 213,819 of such Shares are held by Reliant Trading. Messrs. Stark and Roth have shared power to vote or direct the vote and shared power to dispose or direct the disposition of the 213,819 Shares by virtue of their position as members of STARO ASSET MANAGEMENT, L.L.C., the managing partner of Reliant Trading. 419,981 Shares are held by Shepherd Trading Limited. Messrs. Stark and Roth have shared power to vote or direct the vote and shared power to dispose or direct the disposition of the 419,981 Shares by virtue of their position as investment manager of Shepherd Trading Limited.

         The following Table details the transactions by Reliant Trading and Shepherd Trading Limited in the common stock of Research Medical, Inc. during the past 60 days:

                            Shepherd Trading Limited

     Date             Quantity                Price           Transaction Type

12/04/96               42,500                 22.80          Open Mkt. Purchase
12/04/96               21,750                 22.80          Open Mkt. Purchase
12/05/96                6,250                 22.78          Open Mkt. Purchase
12/06/96                1,250                 22.78          Open Mkt. Purchase
12/06/96               12,500                 22.75          Open Mkt. Purchase
12/06/96                7,250                 22.75          Open Mkt. Purchase
12/09/96               12,500                 22.81          Open Mkt. Purchase
12/09/96                  500                 22.69          Open Mkt. Purchase
12/09/96                5,000                 22.75          Open Mkt. Purchase
12/10/96                7,700                 22.81          Open Mkt. Purchase
12/11/96               64,000                 22.78          Open Mkt. Purchase
12/11/96                5,000                 22.81          Open Mkt. Purchase
12/11/96               10,000                 22.72          Open Mkt. Purchase
12/11/96              105,000                 22.81          Open Mkt. Purchase
12/19/96               17,976                 22.84          Open Mkt. Purchase
12/20/96                3,450                 22.84          Open Mkt. Purchase
12/23/96                7,500                 22.91          Open Mkt. Purchase
12/24/96                2,050                 22.94          Open Mkt. Purchase
12/31/96                7,100                 23.00          Open Mkt. Purchase
01/02/97                  580                 23.00          Open Mkt. Purchase
01/03/97               10,625                 23.03          Open Mkt. Purchase
01/06/97               49,500                 23.06          Open Mkt. Purchase
01/07/96                5,000                 23.03          Open Mkt. Purchase
01/07/96               15,000                 23.06          Open Mkt. Purchase

                                 Reliant Trading

 Date                Quantity                 Price           Transaction Type

12/04/96               42,500                 22.80          Open Mkt. Purchase
12/04/96               21,750                 22.80          Open Mkt. Purchase
12/05/96                6,250                 22.78          Open Mkt. Purchase
12/06/96                1,250                 22.78          Open Mkt. Purchase
12/06/96               12,500                 22.75          Open Mkt. Purchase
12/06/96                7,250                 22.75          Open Mkt. Purchase
12/09/96               12,500                 22.81          Open Mkt. Purchase
12/09/96                  500                 22.69          Open Mkt. Purchase
12/09/96                5,000                 22.75          Open Mkt. Purchase
12/10/96                7,700                 22.81          Open Mkt. Purchase
12/16/96                  500                 22.71          Open Mkt. Purchase
12/19/96                7,024                 22.84          Open Mkt. Purchase
12/20/96                1,350                 22.84          Open Mkt. Purchase
12/23/96                7,500                 22.91          Open Mkt. Purchase
12/24/96                2,050                 22.94          Open Mkt. Purchase
12/31/96                2,900                 23.00          Open Mkt. Purchase
01/02/97                1,420                 23.00          Open Mkt. Purchase
01/03/97                4,375                 23.03          Open Mkt. Purchase
01/06/97               49,500                 23.06          Open Mkt. Purchase
01/07/96                5,000                 23.03          Open Mkt. Purchase
01/07/96               15,000                 23.06          Open Mkt. Purchase


     No other entity controlled by the reporting persons has traded Research Medical, Inc. common stock within the past 60 days.

Item 6: Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         See Item 2.

Item 7:  Material to be filed as exhibits.

         Exhibit 1: Agreement as to joint filing.

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                                    EXHIBIT 1

                          AGREEMENT AS TO JOINT FILING

                             Dated January 14, 1997

     The undersigned hereby agree that the Schedule 13D with respect to Research Medical, Inc. dated as of the date hereof is filed on behalf of each of the undersigned jointly pursuant to Rule 13d-1(f)(1).


                                                  /s/Brian J. Stark
                                                  ______________________________
                                                  Brian J. Stark


                                                  /s/Michael A. Roth
                                                  ______________________________
                                                  Michael A. Roth

                                    SIGNATURE

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

                                                        January 14, 1997


                                                        /s/Brian J. Stark
                                                        ________________________
                                                        Brian J. Stark


                                                        /s/ Michael A. Roth
                                                        ________________________
                                                        Michael A. Roth


ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).